THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends and Other
(Dollar Amounts in Millions)
(Unaudited)

	Six Months
	Ended
	June 30, 2017	2016	2015	2014	2013	2012
Earnings before taxes on earnings	$1,752	$2,993	$2,279	$2,115	$1,705	$1,450
Fixed charges
Interest expense:
Bank deposits	49	37	29	30	31	42
Payables to brokerage clients	5	3	2	2	3	3
Short-term borrowings	5	9	—	—	—	—
Long-term debt	59	104	92	73	69	103
Other	11	18	9	(3)	2	2
Total	129	171	132	102	105	150
Interest portion of rental expense	48	88	77	71	69	68
Total fixed charges (A)	177	259	209	173	174	218
Earnings before taxes on earnings and fixed charges (B)	$1,929	$3,252	$2,488	$2,288	$1,879	$1,668

Ratio of earnings to fixed charges (B) ÷ (A) (1)	10.9	12.6	11.9	13.2	10.8	7.7

Ratio of earnings to fixed charges, excluding
bank deposits and payables to brokerage
clients interest expense (2)	15.2	14.7	13.8	16.0	13.2	9.4

Total fixed charges	$177	$259	$209	$173	$174	$218
Preferred stock dividends and other (3)	129	227	131	96	97	70
Total fixed charges and preferred stock dividends and other (C)	$306	$486	$340	$269	$271	$288

Ratio of earnings to fixed charges and preferred
stock dividends and other (B) ÷ (C) (1)	6.3	6.7	7.3	8.5	6.9	5.8

Ratio of earnings to fixed charges and preferred stock
dividends and other, excluding bank deposits and
payables to brokerage clients interest expense (2)	7.4	7.2	8.0	9.5	7.8	6.7

(1) The ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends and other are calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of property, equipment and software rental expense, which is estimated to be representative of the interest factor.
(2) Because interest expense incurred in connection with both bank deposits and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding bank deposits and payables to brokerage clients interest expense, and the ratio of earnings to fixed charges and preferred stock dividends and other, excluding bank deposits and payables to brokerage clients interest expense, reflect the elimination of such interest expense as a fixed charge.
(3) The preferred stock dividend and other amounts represent the pre-tax earnings that would be required to pay the dividends on outstanding preferred stock and undistributed earnings and dividends allocated to non-vested restricted stock units.